Shuttle Pharmaceuticals Holdings, Inc.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

October 18, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jessica Dickerson

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
Filed September 20, 2024
File No. 333-282231

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2024, regarding the Registration Statement on Form S-1, as filed with the Commission on September 20, 2024 (the “Registration Statement”).

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an Amendment No. 1 to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Registration Statement on Form S-1

General

1. Please revise your registration statement as appropriate to provide clear and consistent disclosure of the nature and amount of securities being registered. In this regard, it appears that you are registering units, with each unit consisting of (i) a share of common stock plus a common warrant or (ii) for security holders who would exceed 4.99% beneficial ownership, a pre-funded warrant plus a common warrant. It further appears that, in addition to the units, you are registering the shares of common stock issuable upon exercise of the pre-funded warrants and the common warrants. However, the foregoing is not clear in the heading at the top of your prospectus cover page and is not addressed until the fourth paragraph of the prospectus cover page. Your revised disclosures, including the heading at the top of your prospectus cover page, should prominently and clearly identify the types of securities, and the number of each type of security, you are registering. Your revised disclosures should also clearly disclose the offering price per unit. Refer to Items 501(b)(2) and (3) of Regulation S-K. In addition to your revisions on the prospectus cover page, please similarly revise your disclosures in “The Offering,” “Description of Securities We are Offering,” and “Plan of Distribution” sections beginning on pages 12, 95, and 97, respectively, as appropriate.

Response: The Company respectfully advises the Staff that it has revised the registration statement to clarify the amount and type of securities the Company is registering and offering thereunder to ensure the disclosure is consistent throughout the registration statement. The Company further disclosed the offering price of each share of common stock, or pre-funded warrant, and warrant it is offering on the cover page and throughout Amendment No. 1.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of Amendment No. 1 to its Registration Statement on Form S-1 with the Commission on October 18, 2024. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. of Dorsey & Whitney LLP by telephone at (212) 415-9200.

Sincerely,

/s/ Anatoly Dritschilo
Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.